Suffolk Bancorp

4 West Second Street

Riverhead, New York 11901

January 4, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Suffolk Bancorp
Registration Statement on Form S-1
Filed October 22, 2012
File No. 333184530

Dear Mr. Clampitt:

On behalf of Suffolk Bancorp, a New York corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

Amendment No. 2 reflects certain revisions of the Registration Statement in response to the comment letter dated December 6, 2012 from the staff of the Commission (the “Staff”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Amendment No. 2.

Recent Developments, page 2

1.	We note your response to comment 2. Please revise your description of the private placement on page 2 as follows:

Michael R. Clampitt

U.S. Securities and Exchange Commission

•	explain how you determined the offering price (the extent of the discount from market price), e.g., through negotiations, etc.; and

•	disclose the gross and net proceeds from the private placement, and provide details of where the difference was spent, i.e., placement agent fees of $x, etc.

Response: In response to the Staff’s comment, the Company has revised page 2 of Amendment No. 2.

Selling Securityholders, page 7

2.	We note your response to comment 7. With regard to Wellington, either revise the footnote (11) to disclose that Wellington has voting or investment control and then name those Wellington personnel who may exercise such control or revise for each entity and name the natural persons who have that control. In this regard, please see Regulation S-K CD&I 140.02. If you believe this is not required, please provide us with your own current detailed legal analysis of the basis of your claim that the requirement under Item 507 and Question 140 of the staff’s Compliance and Disclosure Interpretations to disclose the name of a natural person does not apply to each of the six selling shareholders.

Response: In response to the Staff’s comment, please refer to the attached letter from counsel to Wellington Management Company, LLP, which we understand has been discussed with the Staff. The Company has also revised footnote (11) on page 11 of Amendment No. 2.

*        *        *         *        *        *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro at (212) 403-1314.

Sincerely,

/s/ Howard C. Bluver
Howard C. Bluver
Chief Executive Officer

cc:	David E Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019

ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax: 202-654-4952

www.alston.com

Dennis O. Garris	Direct Dial: 202-239-3452	Email: dennis.garris@alston.com

December 21, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:  Michael R. Clampitt, Senior Counsel

Re:	Suffolk Bancorp

Registration Statement on Form S-1

Filed November 27, 2012

File No. 333-184530

Dear Mr. Clampitt:

I represent Wellington Management Company, LLP (“Wellington Management”) with respect to the above referenced selling shareholder Form S-1 (the “Form S-1”) filed by Suffolk Bancorp (the “Issuer”) and the comments by the Staff that Wellington Management should identify a natural person at Wellington Management in the selling shareholder table.

You have asked us to follow up our telephone conversation with our analysis in writing. As I mentioned to both you and Jonathan Gottlieb of the Staff, we believe that it would not be appropriate for Wellington Management to list a natural person in the selling shareholder table in the Form S-1. The Staff’s Compliance and Disclosure Interpretation (“C&DI”) 140.02 makes it clear that the disclosure required by Item 507 of Regulation S-K is based upon the beneficial ownership rules in Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As you know, this has been a long-standing position of the Staff and C&DI 140.02 is the same interpretation as prior Staff interpretation 4S under Regulation S-K in the March 1999 Interim Supplement to the Manual of Publicly Available Telephone Interpretations and Staff interpretation 60 in the Manual of Publicly Available Telephone Interpretations issued in 1997.

Under Regulation 13D-G and Section 13(d) of the Exchange Act, Wellington Management is a beneficial owner of the shares it manages for its clients who are listed in the selling security holder table in the Issuer’s Form S-1 and these clients are funds sponsored by Wellington Management. We have revised the disclosure to clarify this in

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

footnote 11 to the table. However, as Emily Babalas, Vice President and Counsel of Wellington Management, has discussed with
Mr. Gottlieb previously, Wellington Management’s structure and de-centralized approach to investment management does not lend itself to specifying a particular individual that has beneficial ownership. Wellington Management does not have a Chief Investment Officer or any group of individuals who give “top down” direction with respect to investment positions or strategies for portfolios that Wellington Management manages. Because numerous portfolio managers, assisted by others, make investment and voting decisions for the client accounts, beneficial ownership should not be attributed to any single individual within Wellington Management.

Additionally, identifying an individual or individuals in the disclosure would be inconsistent with the nature of the relationship between Wellington Management and its investment advisory clients including the six funds listed as selling security holders in the Issuer’s Form S-1. Each client, including these six funds, is a party to an investment management agreement with Wellington Management. The agreements do not name or appoint any specific individual or individuals to be the portfolio managers of the client accounts, and are not contingent upon any individual or group of individuals serving as portfolio managers. Instead, Wellington Management determines which individual or individuals will serve in such capacity, and is free to modify such arrangements at any time. As such, it is the firm, rather than any individual, that has contractual privity with each client and owes fiduciary obligations to the client. Furthermore, each individual who manages client accounts, including those who are partners of the firm, is an employee of Wellington Management and can be terminated at any time or leave the firm at any time. Based on this analysis Wellington Management does not include a natural person as a filing person for its Schedule 13G filed with respect to the Issuer.

We believe that this analysis is consistent with Section 13(d) of the Exchange Act and Regulation 13D-G as well as the Staff’s long-standing interpretations and publicly expressed positions with respect to those regulations. For example, the no-action letter issued to Southland Corporation on August 10, 1987 has been held out as the Staff’s view that if voting or investment power is held by more than one individual in an entity and those individuals may act only by majority vote and not separately, then the individuals would not be deemed to be beneficial owners of the shares held by that entity. Further, it is interesting to note that C&DI 140.02 uses the term “person” and that term is defined under both the Securities Exchange Act of 1933, as amended (Section 2(a)(2)), and the Exchange Act (Section 3(a)(9)) to include both natural persons and corporations or partnerships, among others.

Wellington Management has discussed this issue with the Staff on a number of occasions, including in connection with
Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation
(File No. 333-139984). Below are links to letters written by or on behalf of Wellington Management in those instances:

http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm;

http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt (collectively, the “Previous Letters”). We understand that the Staff agreed with the analysis set forth in the Previous Letters. Wellington Management confirms that the statements in the Previous Letters remain accurate. Additionally, after the date of the Previous Letters, Wellington Management has also responded to Staff inquires on this issue, in several instances, including in connection with the registration statements for each of the following issuers: Matador Resources Company Form S-1 (File No. 333-176263) http://www.sec.gov/Archives/edgar/data/1520006/000119312511356361/filename1.htm; First Bancorp Form S-1
(File No. 333-178645) http://www.sec.gov/Archives/edgar/data/1057706/000119312512047351/filename1.htm; and C&J Energy Services, Inc. Form S-1 (File No. 333-173177) http://www.sec.gov/Archives/edgar/data/1509273/000095012311057971/filename1.htm.

Therefore we believe it is not appropriate, nor required, to list in the selling security holder table a natural person at Wellington Management as a beneficial owner. Further, providing disclosure of natural persons for an entity such as Wellington Management does not provide investors with any additional meaningful information. Wellington Management is a well-known registered investment advisor. Should an investor want additional information regarding Wellington Management, the investor could obtain the information in Wellington Management’s Form ADV on file with the Commission.

Thank you for your timely consideration of this matter. Please let me know when you would like to discuss this further. If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me.

Sincerely,

/s/ Dennis O. Garris
Dennis O. Garris

cc:	David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz